UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Supervest LLC

Legal status of issuer

       Form
       LLC

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 7th, 2018

Physical address of issuer
1900 E. Golf Rd. Ste 550, Schaumburg, IL 60173

Website of issuer
www.supervest.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☐   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$950,000

Deadline to reach the target offering amount
May 15, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,646,851	$2,599,245
Cash & Cash Equivalents	$55,955	$120,063
Accounts Receivable	$0	$0
Short-term Debt	$1,706,610	$2,486,135
Long-term Debt	$446,775	$0
Revenues/Sales	$123,427	$369,421
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$328
Net Income (Loss)	$(167,890)	$98,042

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 15, 2021

Supervest LLC



Up to $950,000 of Crowd Notes

Supervest LLC ("Supervest", the "Company," "we," "us", or "our"), is offering up to $950,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 15, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by May 15, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 30, 2021 will be permitted to increase their subscription amount at any time on or before May 15, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 30, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $950,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 15, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at www.supervest.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/supervest

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Supervest LLC ("the Company", "we", "us", "our") was originally formed on March 7th, 2018 in the state of Florida under the name United Partners LLC. On February 20th, 2019 the company changed its name to Supervest LLC and underwent reformation to a Delaware limited liability company on December 16th, 2019.

The Company is located at 1900 E. Golf Rd. Ste 550, Schaumburg, IL 60173.

The Company's website is https://www.supervest.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/supervest and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$950,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	May 15, 2021
Use of proceeds	See the description of the use of proceeds on page 13, 14 and 15 hereof.
Voting Rights	See the description of the voting rights on pages 12 and 14 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Merchant Cash Advance industry is largely unregulated and changes in regulations could adversely affect the Company's business. Currently, the Merchant Cash Advance (MCA) industry is largely unregulated. The regulatory status of MCAs is unclear or unsettled in many state jurisdictions, as well as at the federal level. It is difficult to predict how, when or whether regulatory agencies may apply existing regulations with respect to such MCAs. Regulatory actions could adversely impact the MCA marketplace in certain states or the industry in general in various ways, including, for purposes of illustration only, through a determination that such capital advance transactions constitute unlawful activity or that MCAs are a regulated transaction that requires registration or licensing for some or all of the parties involved. As new laws and regulations take effect, the Company is likely to experience other effects that cannot yet be predicted and may significantly impact the Company.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company is not currently registered with FINRA. FINRA is a self-regulatory organization under the purview of the SEC. The Company is of the opinion that their business activities do not require registration with FINRA. However, there is a risk that the SEC and/or FINRA may disagree and require the Company to register, which may require the Company to cease their business operations until they obtain the requisite licenses, which could take a significant amount of time. There is also a possibility that the Company may be required to materially alter the business model, in a significantly, and potentially adverse way, diminishing the Company's prospects and position. In addition, regulators may find that the Company has been in violation of securities laws with its current operation and subject the Company to sanctions. Sanctions and other adverse impacts may diminish the Company's position and prospects, and therefore the possibility of a return on your investment.

There are risks associated with the repayment of Merchant Cash Advance loans that the Company must manage. The general risks under a Merchant Cash Advance (MCA) are as follows. A Funder will provide capital to Merchants through MCAs. A Funder will purchase receipts expected to be generated from a Merchant's future sales. A Merchant will authorize a Funder to receive a certain percentage of its future daily sales receipts, or a fixed daily amount estimated to equal this percentage, until a Funder has received all of the future receipts it has purchased. Among the risks associated with these transactions is that the Merchant does not unconditionally agree to repay the MCAs. If the Merchant does not generate sufficient receipts due to adverse business conditions, loss of leased premises, natural disasters or similar occurrences beyond the control of the Merchant, a Funder and a Syndicate Partner will suffer the loss since the MCAs are not secured by collateral.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Customer complaints or negative publicity could result in a decline in the Company's customer growth and its business could suffer. The Company's reputation is very important to attracting new customers to its platform. While the Company believes that it has a good reputation and that it provides its customers with a superior experience, there can be no assurance that the Company will continue to maintain a good relationship with its customers or avoid negative publicity.

Failure to obtain new clients or customers or renew client contracts or subscriptions on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company has a limited operating history in an evolving industry, which makes it difficult to evaluate future prospects. There can be no assurance that the Company will be able to achieve or sustain profitability. Although the management team of the Company has general experience in the Merchant Cash Advance industry, there is no assurance that the Company will be successful.

The Merchant Cash Advance industry is sensitive to changes in economic activity and the impacts of COVID or related pandemic type scenarios or other unforeseen events. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the MCA industry. Many factors, including factors such as COVID or other pandemic type situations that are beyond the Company's control, may have a detrimental impact on its operating performance. These factors include general economic conditions, unemployment levels, energy costs, and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes.

The Company's risk management efforts may not be effective. The Company could incur substantial losses and its business operations could be disrupted if it is unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to its business, assets and liabilities.To the extent the Company's proprietary technology that is used to assess the creditworthiness of a potential business does not adequately identify potential risks, its risk management systems would not adequately represent the risk profile of such business and could result in higher risk than anticipated. The Company's risk management policies, procedures and techniques may not be sufficient to identify all of the risks it is exposed to, mitigate the risks that it has identified or identify concentrations of risk or additional risks to which it may become subject to in the future. Furthermore, there may be a lag in the time in which a customer begins to show signs of an inability to pay back a MCA and when a Funder begins to take remedial action, and as a consequence this could impair a Syndicate Partner's eventual ability to receive repayment on the MCA.

The Company's funding opportunities are small businesses. Accordingly, the funding opportunities or the funder's customers historically have been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for MCAs by potential customers, higher default rates, or both, by their existing customers. In addition, there is a risk that the quality of the portfolio will deteriorate during a recession. There can be no assurance that economic conditions will remain favorable for the Company or that demand for MCAs or default rates by the Funders' customers will remain at current levels. Reduced demand for MCAs would negatively impact the Company's growth and revenue.

The Company's Merchant Cash Advance offerings have varying term length on the platform and their factor rates will vary. The Company seeks to accept numerous Funders on its platform. Each Funder will have its own underwriting and investment guidelines, including general rules about Merchants, the location of a Merchant, cash flow requirements, preferred and prohibited industries, the expected term of a MCA, the factor rate of a MCA and the typical funding amount. Given that each Funder's investment guidelines will be different, the expected returns from each MCA will be different and there is a risk that some MCAs will perform better than others due to such guidelines and terms.

The Company relies on a technology platform that has been designed using the Company's proprietary know-how. The Company's investment strategy relies heavily on the use of proprietary and non-proprietary software and data by the Company. Such reliance on this technology and data is subject to a number of important risks. First, the Company may be severely and adversely affected by a malfunction of the technology and/or data feed. For example, an unforeseeable software or hardware malfunction could occur, as a result of a virus or other outside force, or as a result of a design flaw in the system or in its continued implementation. Furthermore, if any of the software, hardware, data and/or other intellectual property is found to infringe on the rights of any third party, the Company could be adversely affected.

Merchant MCA default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual Merchants. In particular, loss rates on Merchant Cash Advances may increase due to factors such as prevailing interest rates, the downturn in the economy, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal and business bankruptcies, disruptions in the credit markets, and other factors.

The Company relies on its management team and needs additional key personnel to grow its business. The loss of key employees or the inability to hire key personnel could harm its business. The Company believes its success depends on the efforts and talents of its executives and employees and on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the loss of any of its senior management or key employees could materially adversely affect its ability to execute the Company's business plan and strategy, and it may not be able to find adequate replacements on a timely basis, or at all. The Company cannot ensure that it will be able to retain the services of any members of its senior management or other key employees. If the Company does not succeed in attracting well-qualified employees or retaining and motivating existing employees, the Company could be materially and adversely affected.

The Company does not have employment contracts in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Investors in the Company will be reliant on the Company's management. Except as provided for herein or in the Participation Agreement, holders of Interests will have no right or power to participate in the management of the Company or to influence the Company's management, whether by voting, withdrawing, removing or replacing the Company's management team or otherwise. Accordingly, no potential investor should purchase an Investor Participation Interest unless it is willing to entrust all aspects of the Company's management to its management team. Investors in Interests will be relying on the management expertise of the Company's management team in identifying and analyzing a potential investment and administering and working out, if necessary, the Company's financing, if any, related to any investments. In addition, if for any reason, any members of the management team should cease to be involved in the Company, replacements may be difficult to obtain, and the Company's performance may be adversely affected. Investors in the Interests do not have an ownership interest in the Company.

The infrastructure of the Company may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in operations or give rise to liabilities to third parties. Concerns over the security of transactions and the safeguarding of confidential information could inhibit the use of the Company's platform to conduct transactions over the Internet. Data breaches take many different forms, including a calculated, malicious act to gain information that can be used for profit. These types of attacks commonly target personally identifiable information such as social security numbers and credit card information. Security breaches could expose the Company and Syndicate Partners to a risk of financial loss, litigation and other liabilities. Control policies may not protect the Company against all of such losses and liabilities. The Company will take the necessary steps to attempt to prevent a data breach, but in the event that one occurs, this could have a material adverse effect on the Company and result in operational losses or lack of functionality to conduct business.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company has established subsidiary companies. The Company, Supervest LLC, is a parent company to established subsidiaries. The Company runs its daily business operations through Supervest LLC and has established subsidiary limited liability companies for branding, current and projected operations purposes. The Company and its managing members have ownership control over each of the subsidiaries. One of the Company's wholly owned subsidiaries, Supervest MCA LLC, was established to participate in Merchant Advance operations by way of the platform and technology of the parent company. All material operations of the Company are run through Supervest LLC, the parent company.

There is no guarantee that the Company's business will maintain the requisite amount of deal flow. The Company relies on the origination of new MCAs from the Funders with whom it has partnered. There is no certainty that the quality and amount of deal flow from each of the Funders will remain consistent with historical experience or that they will continue to provide deal flow to the Company and the Company cannot guarantee that it will continue to work with such Funders.

The Company's cash position is relatively low. The Company currently has approximately $152,666 in cash balances as of February 26, 2021. This equates to runway through the end of the year and the Company expects that it is able to continue extracting cash from sales to extend its runway further. The Company could be harmed in the event it is unable to meet its cash demands, and in this event, the Company may not be able to continue operations if they are not able to raise additional funds.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has an outstanding Note payable related to an Ownership Interest Purchase Agreement. On June 24, 2020, the Company entered into Ownership Interest Purchase Agreement with Epic Advance, Inc., to purchase 12.5% of the issued and outstanding interest of the Company in exchange for a total amount of $375,000. The purchase price accrues interest at a rate of 12% per annum amortized over 50 months and is paid in monthly installments in accordance with the amortization schedule in the Reviewed Financials in the Data Room. If the Company conducts an equity financing equal to a minimum $1,000,000, the Company is required to pay all amounts owed to Epic Advance, Inc. As of December 31, 2020, the outstanding balance of this loan is in the amount of $345,328.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $150,000 in secured debt due to this EIDL loan as of January 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $150,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has an outstanding PPP loan. The Company owes First Midwest Bank for a Small Business Association Paycheck Protection Program loan totaling $68,772. This loan has been granted in April 2020 and accrues at an interest rate of 1% and contains a 6-month deferral period during which there is no payment. After the deferral period, the Company is required to make principal and interest payments in equal 24 installments. The Company has applied for the loan forgiveness in accordance with the Paycheck Protection Program but no guarantee of forgiveness can be made.

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and will accrue interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

The Company has participated in Related Party Transactions in its operation. The Company has entered into Related Party Transactions with Debt Pay Gateway Inc. As of December 31, 2020 and December 31, 2019, the Company held $1,578,449 and $2,457,423 in escrow accounts with Debt Pay Gateway Inc. The Company does not have an escrow agreement in place with Debt Pay Gateway Inc. Escrow agreements formalize the relationship between the Company and an escrow agent and typically define payment and operation structures. As a result, the Company and its escrow agent, Debt Pay Gateway, operate in a non-formalized arrangement. Certain members owning 32.5% of the Company are also owners and founders of Debt Pay Gateway Inc.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Supervest LLC leverages relationships with small to mid-sized lenders to create an investment platform for accredited investors and individuals looking to invest in the merchant cash advance ("MCA") space. Providing a secure and transparent platform for investors, all with different appetites for risk and return, provides access to an asset class previously inaccessible to accredited investors. The platform allows funders to provide capital to small business owners who would have otherwise been turned away by their own internal capital restraints while allowing accredited investors the ability to participate in the unique, high-yielding asset class.

Business Plan

Supervest is a platform connecting investor capital to non-traditional investment opportunities. Supervest is an online, crowd-funding platform that allows accredited investors to tap into the high yield potential of Merchant Cash Advance. We connect our high-quality community of investors with our stable of funding partners in order to provide working capital to small businesses across the United States.

The ability to invest/participate/syndicate has been traditionally reserved for the merchant cash advance companies and "insiders" of these companies. We have leveraged our experience and knowledge of the industry with the power of our fully integrated platform to give our funding partners the ability to tap into a stream of capital to fund qualified merchants.

We have developed over a dozen funding partner relationships that provide hundreds of opportunities per month. Our proprietary technology allows our investors to target the businesses, credit quality and terms of the opportunities they wish to participate in. Additionally, our funding partners can tap into our data and use our artificial intelligence to help determine how to better price their deals.

Merchant Cash Advance syndication is not readily available to today's investment community. Traditionally, it is reserved for the funding companies themselves, along with company "insiders" and a handful of brokers who originate these funding opportunities. There is no market currently available for an accredited investor to tap into unless they have a pre-existing relationship with an MCA funder.

In order to effectively and efficiently operate their businesses, small business owners often require access to working capital, often unexpectedly. Unfortunately, traditional lending institutions take weeks to approve and fund a business loan - a restauranteur whose oven breaks down needs a new oven the next day to stay in business, not next month. This is where MCA lenders provide working capital.

Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and

- If the Company raises the Maximum Amount, it will use 8.55% of the proceeds, or $81,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing Expenses	40%	40%	30%
Operational Expenses	30%	30%	30%
Technology Development	15%	15%	15%
Business Development	15%	15%	15%
General Corporate / Admin	0%	0%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jeremy Morton	Chief Executive Officer	Responsible for leading Supervest's business strategy and overall management
Christopher Queen	Chief Operations Officer	Responsible for leading Supervest's focus on operations
Kristopher Kehler	Chief Technical Officer	Responsible for leading Supervest's financing strategy and industry outreach

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Membership Units	N/A	Yes	N/A	N/A	**100%**	N/A

The Company has the following debt outstanding:

The Company has an outstanding Note payable related to an Ownership Interest Purchase Agreement. On June 24, 2020, the Company entered into Ownership Interest Purchase Agreement with Epic Advance, Inc., to purchase 12.5% of the issued and outstanding interest of the Company in exchange for a total amount of $375,000. The purchase price accrues interest at a rate of 12% per annum amortized over 50 months and is paid in monthly installments in accordance

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with the amortization schedule in the Reviewed Financials in the Data Room. If the Company conducts an equity financing equal to a minimum $1,000,000, the Company is required to pay all amounts owed to Epic Advance, Inc. As of December 31, 2020, the outstanding balance of this loan is in the amount of $345,328.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $150,000 in secured debt due to this EIDL loan as of January 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with principal amount of $150,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has an outstanding PPP loan. The Company owes First Midwest Bank for a Small Business Association Paycheck Protection Program loan totaling $68,772. This loan has been granted in April 2020 and accrues at an interest rate of 1% and contains a 6-month deferral period during which there is no payment. After the deferral period, the Company is required to make principal and interest payments in equal 24 installments. The Company has applied for the loan forgiveness in accordance with the Paycheck Protection Program but no guarantee of forgiveness can be made.

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and will accrue interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

Ownership

A majority of the Company is owned by two entities. Those entities are JMVentures, LLC and Echo Ventures, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting membership units, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
JMVentures, LLC	45.0% of Membership Units	45.0%
Echo Ventures, LLC	32.5% of Membership Units	32.5%

JMVentures, LLC is solely managed by Jeremy Morton, who owns 100% of the membership units of JMVentures.

Echo Ventures, LLC is managed by Christopher Queen, who owns 50% of the membership units of Echo Ventures, and Kristopher Kehler, who owns the other 50% of the membership units of Echo Ventures.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Supervest LLC ("the Company") was formed on March 7th, 2018 in the state of Florida under the name United Partners LLC. On February 20th, 2019 the company changed its name to Supervest LLC and underwent reformation to a Delaware limited liability company on December 16th, 2019.

Supervest is a platform connecting investor capital to non-traditional investment opportunities. Supervest is an online, crowd-funding platform that allows accredited investors to tap into the high yield potential of Merchant Cash Advance.

We connect our high-quality community of investors with our stable of funding partners in order to provide working capital to small businesses across the United States.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000 in cash on hand as of January 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2018	Reg D 506(c)	Common Membership Interests	$300,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $15,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $15,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto-Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons:

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and will accrue interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

The Company has participated in Related Party Transactions in its operation. The Company has entered into Related Party Transactions with Debt Pay Gateway Inc. As of December 31, 2020 and December 31, 2019, the Company held $1,578,449 and $2,457,423 in escrow accounts with Debt Pay Gateway Inc. Certain members owning 32.5% of the Company are also owners in Debt Pay Gateway Inc.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C

filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
   1. To the Company that sold the Securities
   2. To an accredited investor
   3. As part of an Offering registered with the SEC (think IPO)
   4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jeremy Morton

(Signature)

Jeremy Morton

(Name)

Founder & Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeremy Morton

(Signature)

Jeremy Morton

(Name)

Founder & Chief Executive Officer

(Title)

March 15, 2021

(Date)

/s/Christopher Queen

(Signature)

Christopher Queen

(Name)

Chief Operations Officer

(Title)

March 15, 2021

(Date)

/s/Kristopher Kehler
_____
(Signature)

Kristopher Kehler
_____
(Name)

Chief Technical Officer
_____
(Title)

March 15, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SUPERVEST LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
SuperVest LLC
Aventura, Florida

We have reviewed the accompanying financial statements of SuperVest LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 8, 2021
Los Angeles, California

SUPERVEST LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 55,955	$ 120,063
Restricted cash	1,578,450	2,457,423
Prepaids and other current assets	12,447	21,759
Total current assets	**1,646,851**	**2,599,245**
Intangible Assets	7,630	10,174
Security deposit	-	1,500
Total assets	**$ 1,654,482**	**$ 2,610,919**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,650	$ 28,643
Current portion of Loans payable	39,735	-
Current portion of Notes payable	77,541	-
Other current liabilities	1,582,684	2,457,492
Total current liabilities	**1,706,610**	**2,486,135**
Loans Payable	178,988	-
Note Payable	267,787	-
Total liabilities	**2,153,384**	**2,486,135**
MEMBERS' EQUITY		
Members' Equity	25,000	25,000
Members' equity distribution	(32,796)	-
Repurchased members' equity	(423,000)	-
Retained earnings/(Accumulated Deficit)	(68,107)	99,783
Total members' equity	**(498,903)**	**124,783**
Total liabilities and members' equity	**$ 1,654,482**	**$ 2,610,919**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 123,427	$ 369,421
Operating expenses		
General and administrative	228,188	271,051
Sales and marketing	40,906	-
Total operating expenses	269,094	271,051
Operating income/(loss)	(145,667)	98,370
Interest expense	22,223	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(167,890)	98,370
Provision/(Benefit) for income taxes	-	328
Net income/(Net Loss)	$ (167,890)	$ 98,042

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	$ 1,741
Member Contribution	25,000
Net income/(loss)	98,042
Balance—December 31, 2019	$ 124,783
Repurchase of Members Equity	(423,000)
Members' equity distribution	(32,796)
Net income/(loss)	(167,890)
Balance—December 31, 2020	$ (498,903)

SUPERVEST LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(167,890)	$	98,042
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Net loss on repurchasing of members'equity		-		
Amortization of intangible		2,544		2,544
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		9,312		(21,759)
Accounts payable and accrued expenses		(21,994)		28,643
Other current liabilities		4,166		(29,991)
Custodial cash shortfall funding		0		(0)
Security deposit		1,500		(1,500)
Net cash provided/(used) by operating activities		**(172,363)**		**75,980**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(12,718)
Net cash provided/(used) in investing activities		**-**		**(12,718)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' contribution		-		25,000
Borrowing on Loans and Notes		189,051		-
Costs of repurchasing of members' equity		(48,000)		-
Distribution of members' equity		(32,796)		
Net cash provided/(used) by financing activities		**108,255**		**25,000**
Change in cash		(64,108)		88,262
Cash —beginning of year		120,063		31,801
Cash—end of year	**$**	**55,955**	**$**	**120,063**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	22,223	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Repurchase of equity in return for note	$	(375,000)		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SuperVest LLC was established on March 7, 2018 in the state of Florida under the name United Partners LLC. On February 20, 2019 the company changed its name to SuperVest LLC. The financial statements of SuperVest LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Schaumburg, Illinois

We leveraged our relationships with small to mid-sized lenders to create an investment platform for accredited investors and individuals looking to invest in the merchant cash advance ("MCA") space. By providing a secure and transparent platform for investors, all with different appetites for risk and return, we could provide access to an asset class previously inaccessible to accredited investors. The platform allows funders to provide capital to small business owners who would have otherwise been turned away by their own internal capital restraints while allowing accredited investors the ability to participate in the unique, high yielding asset class.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Restricted Cash

Restricted cash refers to money that is held for a specific purpose and thus not available to the company for immediate or general business use. Restricted cash appears as a separate item from the cash and cash equivalents listing on a company's balance sheet and it refers to escrow account.

Income Taxes

SUPERVEST LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2014 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from providing the services on the platform when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company bridge the gap between accredited investors and MCA funding companies. MCA funding companies in turn lend funds to merchants. The Company accomplishes this via its secure platform. In consideration for arranging the funding deal, the Company charges a platform fee.

Participant Liability

The Participant liability are the liabilities toward the accredited investors for their funds placed on the special escrow account exclusively used for Merchant Cash Advance (MCA) contracts through SuperVest. It is not a loan, but only the placement of funds with SuperVest which will be used to acquire interest in MCA contracts.

MCA Investments

The Company occasionally invests in MCA contracts. Since the contracts are generally completed within one year, the investments are classified as current. During fiscal year 2020, the Company invested $20,000 in MCA contracts. The Company recorded a loss of $7,553, thus resulting in the ending value of $12,446. The MCA investments are classified in Prepaid expenses and other current assets line item.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. As of December 31, 2020, Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses	-	1,570
Investments - MCA	12,447	20,189
Total Prepaids Expenses and other Current Assts	**$ 12,447**	**$ 21,759**

As of December 31, 2020, other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Participant Liability	1,486,228	2,420,322
Funders' Liabilities	92,222	37,101
Payroll Liabilities	3,553	69
Other	682	
Total Other Current Liabilities	**1,582,684**	**2,457,492**

4. INTANGIBLE ASSETS

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Domain Name	12,718	12,718
Intangible assets, at cost	**$ 12,718**	**$ 12,718**
Accumulated amortization	(5,088)	(2,544)
Intangible assets, Net	**$ 7,630**	**$ 10,174**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,544 and $2,544 respectively.

Period	Amortization Expense
2020	$ (2,544)
2021	(2,544)
2022	(2,542)
Total	**$ (7,630)**

5. MEMBERS' EQUITY

The ownership percentage of the members were as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Jmventures LLC	45.0%
Echo Ventures LLC	32.5%
Supervest LLC	7.5%
Bay Valley LLC	5.0%
John Donahue	5.0%
A2E Ventures LLC	2.5%
ELM MM Holdings LLC	2.5%
TOTAL	100.0%

During fiscal year 2020, the Company repurchased membership interest from Epic Advance Inc. in return for note payable. Refer to debt footnote for more information.

6. DEBT

Loans Payable

On April 20, 2020, the Company entered into a loan agreement with First Midwest Bank in the amount of $68,772, under the Paycheck Protection Program contemplated by the Coronavirus Air, Relief and Economic Security Act. The loan bears interest rate of 1% per annum. The loan contains 6-month deferral period during which there is no payment. After expiration of the deferral period, the Company is requirement to make principal and interest payments in equal 24 installments of $2,893. As of December 31, 2020, the outstanding balance of this loan is in the amount of $68,772, out of which $34,716 is classified as the current portion while the rest is the non-current portion. The Company has applied for the loan forgiveness in accordance with Paycheck Protection Program. As of the date of the financial statement issuance, the loan forgiveness is still pending.

On May 5, 2020, the Company entered into a loan agreement with US Small Business Administration in the amount of $150,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, of $717 Monthly, begin twelve months from the date of the promissory Note. The loan matures 30 years from the date of the loan agreement. As of December 31, 2020, the outstanding balance of this loan is in the amount of $150,000 out of which $5,019 is classified as the current portion while the rest is the non-current portion.

The following is the schedule of future maturities of the notes:

As of Year Ended December 31, 2020

2021	$	39,735
2022		42,611
2023		8,604
2024		8,604
2025		-
Thereafter		119,169
Total	$	**218,723**

Notes Payable

On June 24, 2020, the company entered into Ownership Interest Purchase Agreement with Epic Advance, Inc., which has offered to sell 12.5% of the issued and outstanding interest of SuperVest LLC in exchange for a total amount of $375,000. The purchase price is $375,000 and accrues interest at a rate of 12% per annum amortized over 50 months and paid in monthly installments in accordance with the amortization schedule. If the Company conducts an equity financing equal to a minimum $1,000,000, the Company is required to pay all amounts owed to Epic Advance, Inc. As of December 31, 2020, the outstanding balance of this loan is in the amount of $345,328 out of which $77,541 is classified as the current portion while the rest is the non-current portion.

The following is the schedule of future maturities of the notes:

As of Year Ended December 31, 2020

2021	$	77,541
2022		87,375
2023		98,456
2024		81,956
2025		-
Thereafter		-
Total	$	345,328

7.   RELATED PARTY

As of December 31, 2020 and December 31, 2019, the Company held $1,578,449 and $2,457,423 in escrow accounts with Debt Pay Gateway Inc. Certain members owning 32.5% of the Company are also owners in Debt Pay Gateway Inc.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 8, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website



Supervest

Crowdfunding platform for alternative investments

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$1,000	$15,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN SUPERVEST

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.SUPERVEST.com

Supervest is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
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Company Highlights

> Participated in over 3,100 funding opportunities since inception.

> Provided over $15.5M in funding to small and medium businesses to date, with total expected payback (RTR) of over $22M.

> Showed a 185% increase in funding to merchants from December 2020 to January 2021.

> Team of executives has over 100 years of combined experience building financial companies.

> Aims to be a leader in the democratization of the multi-billion alternative investments market.

Fundraise Highlights

> Total Round Size: US $950,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $15,000,000

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

A platform connecting investor capital to non-traditional investment opportunities.

———

Supervest is an online, crowd-funding platform that allows accredited investors to tap into the high yield potential of Merchant Cash Advance (MCA). We connect our high-quality community of investors with our stable of funding partners in order to provide working capital to small businesses across the United States.

The ability to invest, participate, or syndicate in this area has been traditionally reserved for the merchant cash advance companies and "insiders" of these companies. We have leveraged our experience and knowledge of the industry with the power of our fully integrated platform to give our funding partners the ability to tap into a stream of capital to fund qualified merchants.

We have developed relationships with over a dozen funding firms that aim to provide hundreds of opportunities per month to our platform. Our proprietary technology allows our investors to target the businesses, credit quality and terms of the opportunities they wish to participate in. Additionally, our funding partners can tap into our data and use our artificial intelligence to help determine how to better price their deals.

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Public Overview Video.

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The Team

Founders and Officers



Jay Morton
CHIEF EXECUTIVE OFFICER

Mr. Morton is the Co-Founder and Chief Executive Officer of the Company. Mr. Morton oversees all operational aspects of the Company. Mr. Morton has worked in the lending space for over twenty (20) years and has owned and operated successful mortgage companies and an MCA company.



Kris Kehler
CHIEF TECHNOLOGY OFFICER

Mr. Kehler is the Chief Technology Officer of the Company and is the head of the technology and development. Mr. Kehler is the Co-Founder and Chief Executive Officer of DebtPayPro and Debt Pay Gateway, a SaaS application for origination, debt servicing and settlement in the consumer and business financial industries.



Chris Queen
CHIEF OPERATING OFFICER

Mr. Queen is the Chief Operating Officer of the Company. Mr. Queen has been a leader in the alternative finance industry for over ten (10) years. Mr. Queen is the Co-Founder and CEO of DebtPayPro and Debt Pay Gateway, Inc. DPG is one of the largest dedicated account management companies in the debt relief industry and has managed accounts for hundreds of thousands of clients and delivered hundreds of millions of dollars in settlement payments on behalf of its clients.

Key Team Members

George Kocher
Chief Marketing Officer

Allan Youngberg
Chief Financial Officer

John Donahue
Chief Investment Officer



Paul Bisono
Marketing Director

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $950,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $15,000,000
Interest rate:	4.0%
Note term:	24 months

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Supervest has set an overall target minimum of US $500,000 for the round, Supervest must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Supervest's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Marketing ● Operational ● Technology
● Business Development

● Marketing ● Operational ● Technology
● Business Development ● General Corporate / Admin

Investor Perks

All investments made by March 12, 2021 will be bumped up to the next corresponding level of perks and rewards.

To receive Supervest credit rewards, investors must create a Supervest account as a verified accredited investor.

All investors will receive:

- Quarterly shareholder updates

- Early access to product betas

For those who invest $5,000:

- $100 of credit in your Supervest account

- Participation in annual investor call with management team

For those who invest $15,000:

- $500 of credit in your Supervest account

- Participation in annual investor call with management team

For those who invest $30,000:

- $1,000 of credit in your Supervest account

- Participation in annual investor call with management team

- Supervest swag (t-shirt, hat, or sweatshirt)

For those who invest $100,000:

- $1,000 of credit in your Supervest account

- Participation in annual investor call with management team

- Supervest swag (t-shirt, hat, or sweatshirt)

- Private tour of the Supervest headquarters in Chicago

For those who invest $200,000:

- $2,000 of credit in your Supervest account

- Participation in annual investor call with management team

- Supervest swag (t-shirt, hat, or sweatshirt)

- Private dinner with Supervest management team in Chicago

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Supervest's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $300,000
Closed Date	Dec 2, 2018
Security Type	Common Equity
Pre-Money valuation	US $3,000,000

Market Landscape



Estimated Annual Dollars Funded in MCA / SMB Financing Industry (Bryant Park Capital)

Merchant Cash Advance syndication is not readily available to today's investment community. Traditionally, it is reserved for the funding companies themselves, along with company "insiders" and a handful of brokers who originate these funding opportunities. There is a limited market currently available for an accredited investor to tap into unless they have a pre-existing relationship with an MCA funder.

In order to effectively and efficiently operate their businesses, small business owners often require access to working capital, often unexpectedly. Unfortunately, traditional lending institutions take weeks to approve and fund a business loan - a restauranteur whose oven breaks down needs a new oven the next day to stay in business, not next month. This is where MCA lenders provide working capital.

MCA is a tightly-held, private market - so it is difficult to assess the size and opportunity. Bryant Park Capital estimated the market size to be over $19.2 billion near the end of 2019. With traditional banks and private equity firms generally tightening their lending restrictions to these MCA companies, funders are relying more heavily on syndicates to co-fund their deals. There are limited other syndication platforms that leverages crowdfunding and forges this connection like Supervest.

As we continue to expand our platform, we are currently partnering with originators to offer additional unique and differentiated investment opportunities to the platform. Our targeted* areas include: Credit Card Portfolio Acquisition, Movie/Theatrical Productions, Consumer Debt Settlement, Hard Money Lending.

*Please note that this reflect's management's current views with respect to future events based on information currently available and is subject to risk and uncertainties. This does not represent guarantees of future activities.

Risks and Disclosures

The Merchant Cash Advance industry is largely unregulated and changes in regulations could adversely affect the Company's business. Currently, the Merchant Cash Advance (MCA) industry is largely unregulated. The regulatory status of MCAs is unclear or unsettled in many state jurisdictions, as well as at the federal level. It is difficult to predict how, when or whether regulatory agencies may apply existing regulations with respect to such MCAs. Regulatory actions could adversely impact the MCA marketplace in certain states or the industry in general in various ways, including, for purposes of illustration only, through a determination that such capital advance transactions constitute unlawful activity or that MCAs are a regulated transaction that requires registration or licensing for some or all of the parties involved. As new laws and regulations take effect, the Company is likely to experience other effects that cannot yet be predicted and may significantly impact the Company.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company is not currently registered with FINRA. FINRA is a self-regulatory organization under the purview of the SEC. The Company is of the opinion that their business activities do not require registration with FINRA. However, there is a risk that the SEC and/or FINRA may disagree and require the Company to register, which may require the Company to cease their business operations until they obtain the requisite licenses, which could take a significant amount of time. There is also a possibility that the Company may be required to materially alter the business model, in a significantly, and potentially adverse way, diminishing the Company's prospects and position. In addition, regulators may find that the Company has been in violation of securities laws with its current operation and subject the Company to sanctions. Sanctions and other adverse impacts may diminish the Company's position and prospects, and therefore the possibility of a return on your investment.

There are risks associated with the repayment of Merchant Cash Advance loans that the Company must manage. The general risks under a Merchant Cash Advance (MCA) are as follows. A Funder will provide capital to Merchants through MCAs. A Funder will purchase receipts expected to be generated from a Merchant's future sales. A Merchant will authorize a Funder to receive a certain percentage of its future daily sales receipts, or a fixed daily amount estimated to equal this percentage, until a Funder has received all of the future receipts it has purchased. Among the risks associated with these transactions is that the Merchant does not unconditionally agree to repay the MCAs. If the Merchant does not generate sufficient receipts due to adverse business conditions, loss of leased premises, natural disasters or similar occurrences beyond the control of the Merchant, a Funder and a Syndicate Partner will suffer the loss since the MCAs are not secured by collateral.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Customer complaints or negative publicity could result in a decline in the Company's customer growth and its business could suffer. The Company's reputation is very important to attracting new customers to its platform. While the Company believes that it has a good reputation and that it provides its customers with a superior experience, there can be no assurance that the Company will continue to maintain a good relationship with its customers or avoid negative publicity.

Failure to obtain new clients or customers or renew client contracts or subscriptions on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company has a limited operating history in an evolving industry, which makes it difficult to evaluate future prospects. There can be no assurance that the Company will be able to achieve or sustain profitability. Although the management team of the Company has general experience in the Merchant Cash Advance industry, there is no assurance that the Company will be successful.

The Merchant Cash Advance industry is sensitive to changes in economic activity and the impacts of COVID or related pandemic type scenarios or other unforeseen events. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the MCA industry. Many factors, including factors such as COVID or other pandemic type situations that are beyond the Company's control, may have a detrimental impact on its operating performance. These factors include general economic conditions, unemployment levels, energy costs, and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes.

The Company's risk management efforts may not be effective. The Company could incur substantial losses and its business operations could be disrupted if it is unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to its business, assets and liabilities.To the extent the Company's proprietary technology that is used to assess the creditworthiness of a potential business does not adequately identify potential risks, its risk management systems would not adequately represent the risk profile of such business and could result in higher risk than anticipated. The Company's risk management policies, procedures and techniques may not be sufficient to identify all of the risks it is exposed to, mitigate the risks that it has identified or identify concentrations of risk or additional risks to which it may become subject to in the future. Furthermore, there may be a lag in the time in which a customer begins to show signs of an inability to pay back a MCA and when a Funder begins to take remedial action, and as a consequence this could impair a Syndicate Partner's eventual ability to receive repayment on the MCA.

The Company's funding opportunities are small businesses. Accordingly, the funding opportunities or the funder's customers historically have been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for MCAs by potential customers, higher default rates, or both, by their existing customers. In addition, there is a risk that the quality of the portfolio will deteriorate during a recession. There can be no assurance that economic conditions will remain favorable for the Company or that demand for MCAs or default rates by the Funders' customers will remain at current levels. Reduced demand for MCAs would negatively impact the Company's growth and revenue.

The Company's Merchant Cash Advance offerings have varying term length on the platform and their factor rates will vary. The Company seeks to accept numerous Funders on its platform. Each Funder will have its own underwriting and investment guidelines, including general rules about Merchants, the location of a Merchant, cash flow requirements, preferred and prohibited industries, the expected term of a MCA, the factor rate of a MCA and the typical funding amount. Given that each Funder's investment guidelines will be different, the expected returns from each MCA will be different and there is a risk that some MCAs will perform better than others due to such guidelines and terms.

The Company relies on a technology platform that has been designed using the Company's proprietary know-how. The Company's investment strategy relies heavily on the use of proprietary and non-proprietary software and data by the Company. Such reliance on this technology and data is subject to a number of important risks. First, the Company may be severely and adversely affected by a malfunction of the technology and/or data feed. For example, an unforeseeable software or hardware malfunction could occur, as a result of a virus or other outside force, or as a result of a design flaw in the system or in its continued implementation. Furthermore, if any of the software, hardware, data and/or other intellectual property is found to infringe on the rights of any third party, the Company could be adversely affected.

Merchant MCA default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual Merchants. In particular, loss rates on Merchant Cash Advances may increase due to factors such as prevailing interest rates, the downturn in the economy, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal and business bankruptcies, disruptions in the credit markets, and other factors.

The Company relies on its management team and needs additional key personnel to grow its business. The loss of key employees or the inability to hire key personnel could harm its business. The Company believes its success depends on the efforts and talents of its executives and employees and on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the loss of any of its senior management or key employees could materially adversely affect its ability to execute the Company's business plan and strategy, and it may not be able to find adequate replacements on a timely basis, or at all. The Company cannot ensure that it will be able to retain the services of any members of its senior management or other key employees. If the Company does not succeed in attracting well-qualified employees or retaining and motivating existing employees, the Company could be materially and adversely affected.

The Company does not have employment contracts in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Investors in the Company will be reliant on the Company's management. Except as provided for herein or in the Participation Agreement, holders of Interests will have no right or power to participate in the management of the Company or to influence the Company's management, whether by voting, withdrawing, removing or replacing the Company's management team or otherwise. Accordingly, no potential investor should purchase an Investor Participation Interest unless it is willing to entrust all aspects of the Company's management to its management team. Investors in Interests will be relying on the management expertise of the Company's management team in identifying and analyzing a potential investment and administering and working out, if necessary, the Company's financing, if any, related to any investments. In addition, if for any reason, any members of the management team should cease to be involved in the Company, replacements may be difficult to obtain, and the Company's performance may be adversely affected. Investors in the Interests do not have an ownership interest in the Company.

The infrastructure of the Company may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in operations or give rise to liabilities to third parties. Concerns over the security of transactions and the safeguarding of confidential information could inhibit the use of the Company's platform to conduct transactions over the Internet. Data breaches take many different forms, including a calculated, malicious act to gain information that can be used for profit. These types of attacks commonly target personally identifiable information such as social security numbers and credit card information. Security breaches could expose the Company and Syndicate Partners to a risk of financial loss, litigation and other liabilities. Control policies may not protect the Company against all of such losses and liabilities. The Company will take the necessary steps to attempt to prevent a data breach, but in the event that one occurs, this could have a material adverse effect on the Company and result in operational losses or lack of functionality to conduct business.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company has established subsidiary companies. The Company, Supervest LLC, is a parent company to established subsidiaries. The Company runs its daily business operations through Supervest LLC and has established subsidiary limited liability companies for branding, current and projected operations purposes. The Company and its managing members have ownership control over each of the subsidiaries. One of the Company's wholly owned subsidiaries, Supervest MCA LLC, was established to participate in Merchant Advance operations by way of the platform and technology of the parent company. All material operations of the Company are run through Supervest LLC, the parent company.

There is no guarantee that the Company's business will maintain the requisite amount of deal flow. The Company relies on the origination of new MCAs from the Funders with whom it has partnered. There is no certainty that the quality and amount of deal flow from each of the Funders will remain consistent with historical experience or that they will continue to provide deal flow to the Company and the Company cannot guarantee that it will continue to work with such Funders.

The Company's cash position is relatively low. The Company currently has approximately $25,000 in cash balances as of January 31, 2021. This equates to 1-2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has an outstanding Note payable related to an Ownership Interest Purchase Agreement. On June 24, 2020, the Company entered into Ownership Interest Purchase Agreement with Epic Advance, Inc., to purchase 12.5% of the issued and outstanding interest of the Company in exchange for a total amount of $375,000. The purchase price accrues interest at a rate of 12% per annum amortized over 50 months and is paid in monthly installments in accordance with the amortization schedule in the Reviewed Financials in the Data Room. If the Company conducts an equity financing equal to a minimum $1,000,000, the Company is required to pay all amounts owed to Epic Advance, Inc. As of December 31, 2020, the outstanding balance of this loan is in the amount of $345,328.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $150,000 in secured debt due to this EIDL loan as of January 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $150,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has an outstanding PPP loan. The Company owes First Midwest Bank for a Small Business Association Paycheck Protection Program loan totaling $68,772. This loan has been granted in April 2020 and accrues at an interest rate of 1% and contains a 6-month deferral period during which there is no payment. After the deferral period, the Company is required to make principal and interest payments in equal 24 installments. The Company has applied for the loan forgiveness in accordance with the Paycheck Protection Program but no guarantee of forgiveness can be made.

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and will accrue interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

The Company has participated in Related Party Transactions in its operation. The Company has entered into Related Party Transactions with Debt Pay Gateway Inc. As of December 31, 2020 and December 31, 2019, the Company held $1,578,449 and $2,457,423 in escrow accounts with Debt Pay Gateway Inc. The Company does not have an escrow agreement in place with Debt Pay Gateway Inc. Escrow agreements formalize the relationship between the Company and an escrow agent and typically define payment and operation structures. As a result, the Company and its escrow agent, Debt Pay Gateway, operate in a non-formalized arrangement. Certain members owning 32.5% of the Company are also owners and founders of Debt Pay Gateway Inc.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneuror management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may nothave the benefit of such professional investors.



Supervest's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Supervest's Form C

Data Room

NAME	LAST MODIFIED	TYPE
〉 ▢ Financials (2 files)	Jan 14, 2021	Folder
〉 ▢ Fundraising Round (1 file)	Jan 14, 2021	Folder
〉 ▢ Investor Agreements (1 file)	Jan 14, 2021	Folder
〉 ▢ Miscellaneous (4 files)	Jan 14, 2021	Folder

Join the Conversation

Be the first to post a comment or question about Supervest.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on Seedinvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Supervest

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Supervest. Once Supervest accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Supervest in exchange for your securities. At that point, you will be a proud owner in Supervest.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Supervest has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Supervest does not plan to list these securities on a national exchange or another secondary market. At some point Supervest may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Supervest either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Supervest's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Supervest's Form C. The Form C includes important details about Supervest's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

super/est®

Platform providing accredited investors access to high yield business funding opportunities in the Merchant Cash Advance industry.



Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

super/est®

www.supervest.com

Supervest: The Platform

Supervest is one of the first equity crowdfunding (syndication) services for merchant cash advances.

We connect high-quality investors who do not have access to this asset class with funding companies that need capital to continue to fund qualified merchants.

Our platform provides access to an asset class that is currently limited in the open marketplace.

supervest®



Merchant Cash Advance: What is it?

A MCA is a short-term financing tool for small businesses like dentists, cleaning services, auto repair shops, etc. in need of working capital for potential expansion, inventory or other near term financial needs.

Funding companies have traditionally offered businesses MCA's but until now, investors have had limited access to the asset class.

This product exists as an alternative to conventional bank loans and lines of credit, which can be cumbersome and involve a lengthy process to obtain.

Advantages of a MCA include:

• Quick approval and funding, typically within one to three business days

• Minimum funding amounts of as little as $2,000 to as much as $500,000

• Payments based on a percentage of daily sales instead of a fixed amount

In return for these benefits, a Funder/Investor can command a higher return on capital than traditional financing arrangements.

supervest®



Merchant Cash Advance: Example of deal calculations

The following table shows the economics of a sample MCA transaction with an advance of $100,000 and a factor rate of 1.42x

Right to receive (RTR) or payback is the amount owed by the Merchant and is calculated as advance multiplied by factor rate*.

Credit loss is calculated as a percent of principal, and this analysis assumes a loss rate of 10%.

Sales commissions are paid upfront as a percent of principal advanced, and this analysis assumes a rate of 10%.

This analysis assumes a daily payback over a six month period, yields a simple ROI of 20% and an annualized 40% return.

MCA Single Advance Analysis

Advance	$ 100,000
Factor Rate	1.42x
Payback / Right to Receive (RTR)	$ 142,000
Sales Commission (10%)	- $10,000
Cash outlay by MCA	$ 110,000
Loss Reserve (10%)	- $ 10,000
GrossNet Profit	$ 22,000
Average Term (Months)	6
No. of Daily Payments (21 business days/month)	126
Expected Daily Payments	$ 1,127
Deal Simple ROI	20%
Annualized ROI	40%

*Factor Rate: Factor rate figure is used to show the total cost/payback for funding. The factor rate is multiplied by the financing amount to show the total payback or RTR.

The Problem: Banks are NOT Lending

About 80 percent of small business owners who apply for a bank loan get rejected.

Over the past two decades, small business loans have fallen from about half to under 30 percent of total bank loans.

MCA Funding companies have stepped in to fill the void left by traditional banks to help small businesses with their working capital needs.

The increasing demand for financing from small businesses has outstripped Funding companies' own capital reserves, resulting in need for additional outside capital.

Investors have had limited ability to directly access the high yielding opportunity presented by MCA deal funding to small businesses; until now.

supervest®



Funding Companies

MCA funding companies need additional capital to fund the flood of merchant deals they are presented with on a daily basis.

MCA funding companies need a reliable source of capital that has an understanding and expertise with the Merchant Cash industry.

The short-term nature of Cash Advance approval process and funding of deals requires a funding source to be flexible and dependable.

Funding companies ideally need a funding source that can commit to participating in deal flow at a rate that matches their own underwriting process.

super/est®



Investors

Compelling attributes of direct participation via Merchant Cash Advance deals include:

Yields - ranging from low double digits to high double digits (10-20+%)

Short duration - measured in months, not years

Diversification - Exposure to the repayment streams of thousands of individual merchant's

Low market correlation & predictable absolute and relative return potential

Liquidity - no hard lock ups and investor cash balances readily redeemable

super/est®



The Solution: A Platform That Connects Capital To Opportunity

A purpose-built proprietary platform that allows qualified investors the ability to participate in unique alternative investment products on a fractional basis

and

originators have a secure and transparent technology platform for deal funding.

We identify unique, investible products, perform due diligence and underwriting on the opportunities so that we can support fractional investment options to our community of accredited investors.

We facilitate the transactions and deliver this through our **end-to-end online platform.**

super/est®



Supervest
MCA Platform:
What we do

Accredited Investors need returns;
Merchant's need capital;
MCA's need funding capacity



Merchant's
Small and medium sized businesses

- Need fast working capital
- 10k-500k per advance
- Average advance 25k
- Pay back daily via ACH/card receivables

MCA's
Merchant Funding Companies

- Source, underwrite and service SMB cash advances
- Funding constraints
- Diversification needs
- Need syndication partners

Supervest Platform

- Connects Accredited Investors to MCA deals
- Provides additional layer of diligence and underwriting
- Investor reporting
- Syndication dashboard
- Matching engine
- Cash management

Accredited Investors

- High return potential
- Individualized MCA deal access
- Customizable deal screening
- Personalized dashboard
- Transparency: deal performance, cash flow
- Reporting functionality

How it Works: Investors



Supervest has created a seamless, regulatory compliant and transparent conduit for investors to access thousands of MCA deals.

Flexible investor controls allows both a broad index approach to all available deals or a self directed feature.

Investors are able to "opt in" to each "matched" MCA in accordance with their pre-determined criteria and risk tolerances.

The Investor Dashboard provides a fully transparent and detailed repository including deal by deal specifics, cash balance, performance history, daily remittances and general ledger reporting.

The Supervest MCA platform has no investor lock ups and charges an investor aligned servicing fee.

www.supervest.com

How it Works: For Funders and Businesses



Network Advantage

- MCA funding companies gain more access to funding capital through our large pool of accredited investors.

- Investors grow their portfolio and fuel business growth.

- Business owners gain access to the capital needed to grow their business.

- Artificial Intelligence and machine learning overlays to complement funders underwriting capabilities.

- Shared insights and information of the MCA industry.

www.supervest.com

supervest®

Our Journey

Investors



60
80
500
2500
2019
2020
2021
2022

Originations



1950
1200
17,800
89,000
2019
2020
2021
2022

Funded Receivables



13.2 M
6.5 M
75.8 M
379.0 M
2019
2020
2021
2022

Gross Revenue



0.4 M
0.3 M
3.0 M
15.0 M
2019
2020
2021
2022

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Go to Market: A Multi Channel Approach

Our "go-to" market strategy involves leveraging multiple sales and marketing channels to acquire new Investors and Funding Partners. We will utilize LinkedIn outreach strategies, Facebook, a new educational website, influencer partnerships. We will build out an in-house sales and servicing team. Our relationships coupled with a PR campaign to get our story out there.





www.supervest.com

Why Now?

Accredited Investor Trends

- Searching for yield in a low return world
- Alternative investment category growing to 14 trillion by 2023 (+59%) *
- Increasing comfort and trust of online crowdsourcing investment platforms
- Demographic trends:
  - Boomers - Yield focus
  - Millennials - Tech savvy

* Source: Prequin

+

Merchant Cash Advance Trends

- MCA industry growth rate = 15-20% (pre-Covid)
- Continued contraction of SMB lending by traditional banks
- Limited access to invest in MCA deals (scarcity value)
- Regulatory development - precedents established in courts, MCAs treated as transactions and not loans
- We believe the current crisis provides opportunity

=

Market Inflection

supervest®

The Market: Our Target Audience is Massive

Market Size



9%

of American households are Accredited



12,417,040

In 2016 there were approximately 12,417,040 Accredited Investor households in America



$65.88T

9.86% of all American Households.

Accredited Investor households controlled roughly $65.88T in wealth in 2016 or 75.8% of all United States private net worth



Competition: We are unique

Most crowdfunding platforms offer access to traditional asset classes predominately Real Estate focused.

MASTERWORKS

FUNDRISE

acretrader

YIELDSTREET

Cadence

carofin

Our competitions product offerings limit an investors ability to diversify within the asset class of choice.

Our Team

supervest®

Jay Morton
Co-Founder and Chief Executive Officer

Mr. Morton is the Co-Founder and Chief Executive Officer of the Company. Mr. Morton oversees all operational aspects of the Company. Mr. Morton has worked in the lending space for over twenty (20) years and has owned and operated two (2) successful mortgage companies and a MCA company.

Kris Kehler
Co-Founder and Chief Technology Officer

Mr. Kehler is the Chief Technology Officer of the Company and is the head of the technology and development. Mr. Kehler is the Co-Founder and Chief Executive Officer of DebtPayPro and Debt Pay Gateway, a SaaS application for origination, debt servicing and settlement in the consumer and business financial industries.

Chris Queen
Co-Founder and Chief Operating Officer

Mr. Queen is the Chief Operating Officer of the Company, Mr. Queen has been a leader in the alternative finance industry for over ten (10) years. Mr. Queen is the Co-Founder and CEO of DebtPayPro and Debt Pay Gateway, Inc. DPG is one of the largest dedicated account management companies in the debt relief industry and has managed accounts for hundreds of thousands of clients and delivered over three hundred fifty million dollars ($350,000,000) in settlement payments on behalf of its clients.

George Kocher
Chief Marketing Officer

George Kocher is the Chief Marketing Officer charged with building and managing high performance sales and marketing teams. He is the Founder and CEO of BrandNorth a digital marketing and SEO consulting agency. George is a graduate of Cornell University and previously worked as an Analyst at Barclays Capital and the PE firm The Riverside Company.

Allan Youngberg
Outsourced Fractional Chief Financial Officer

Mr. Youngberg is the CFO of Supervest. In his prior roles as CFO Allan assisted one company from startup to IPO (Cost U Less Nasdaq; CULS) in seven years and grew another company from $60 million to $630 million in sales in just under 4 years (PriceSmart Nasdaq; PMST). Mr. Youngberg is a graduate of the University of Washington and is a Certified Public Account, CPA.

John Donahue
SVP - Chief Investment Officer

Mr. Donahue serves as the Chief Investment Officer of the Company. Mr. Donahue was the Founder and former Chief Executive Officer of Phase Capital LP, a quantitative global macro hedge fund. Prior to founding Phase Capital in 2007, Mr. Donahue held several senior positions at Investment Banking institutions including Societe Generale and Citibank.

www.supervest.com

Future Products

Supervest plans to partner with various originators to offer additional, unique and differentiated investment opportunities on the platform.


Small Business Funding
Credit card portfolio acquisition
Movie/theatrical productions
Supervest Platform
Consumer debt settlement
Hard Money lending

supervest®

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels activity, performance, or achievements.

Use of Proceeds: We are raising capital to scale

Initiatives

- Fund operations toward profitability
- Marketing and Business Development acceleration
- Operational team growth
- Platform technology development and infrastructure
- Additional product/asset class development

If maximum amount is raised



- Marketing
- Operational
- Technology
- Business Development
- General corporate

15%

15%

10%

30%

30%

super/est®

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

www.supervest.com

Summary

- Funding platform that provides investors with access to invest in the merchant cash advance asset class

- Accelerating funding growth exiting 2020

- Over $22M in deals' expected payback (RTR) to date; completed a record January 2021

- Over 100 accredited investors have participated

- Relationships with 20 unique MCA funding firms

- We believe we have a unique and defensible position with market opportunity

super/est®



EXHIBIT E

Video Transcript

"A Platform Connecting Capital to Opportunity"
Gallery: https://youtu.be/pFO9XgJwVTU

Video shows series of text against backdrop of scenes as described below, with background music (no dialogue)

[Business men walking together going over a report]

"Looking To Get The Most Out Of Your Portfolio?"

[Close up image of finger scrolling through multi-colored line graphs on touch screen]

"Supervest Connects Accredited Investors With High-Yield Investment Opportunities."

[Hand going over files in front of desktop computer]

"Our Easy To Use Platform Makes Managing Your Investments Simple."

[Image of laptop on bed with cup of coffee]

"Supervest.com | Discover Your Next Investment"